Exhibit 99.1

Opera Reports Second Quarter 2025 Results Ahead of Expectations, Raises Full-Year Guidance

Revenue grew 30% year-over-year to $143.0 million, and exceeded the guidance range

Adjusted EBITDA of $32.1 million, a 22% margin, also exceeded the guidance range

Opera yet again raises growth expectations, guiding full-year revenue of $585 – 597 million with 23% adjusted EBITDA margin at the midpoints

OSLO, Norway, August 19, 2025 – Opera Limited (NASDAQ: OPRA), a leading global browser and AI agent company, today announced financial results for the quarter ended June 30, 2025.

“Our strong second quarter results, with both revenue and adjusted EBITDA surpassing expectations, were fueled by continued momentum in AI powered intent-based advertising, in particular for e-commerce, and an acceleration to double-digit growth in search revenue. Our financial results and solid balance sheet provide a strong foundation as we continue to develop the world's most innovative web browsers,” said co-CEO Lin Song.

“In May we announced Opera Neon, a new agentic browser that redefines the role and productivity potential of the browser. With its native and fully-integrated AI agent, Opera Neon combines advanced reasoning and summarization with seamless access to user context, unlocking a transformative browsing experience that doesn’t just execute tasks, but understands and anticipates them. With 30 years of pioneering web productivity, and scale far greater than most web-based AI platforms, we will make AI widely accessible, naturally integrated, and with immediate productivity benefits for our users,” continued Mr. Song.

Second Quarter and First Half 2025 Financial Highlights

	Three Months Ended June 30,			Six Months Ended June 30,
In thousands, except percentages and per share amounts	2024	2025	% Change	2024	2025	% Change
Revenue	$109,734	$142,962	30%	$211,605	$285,678	35%

Net income	$19,303	$15,676	(19)%	$34,142	$33,959	(1)%
Net income margin	18%	11%		16%	12%

Adjusted net income (1)	$20,773	$23,723	14%	$38,450	$47,878	25%
Adjusted net income margin	19%	17%		18%	17%

Adjusted EBITDA (1)	$26,606	$32,094	21%	$51,519	$64,352	25%
Adjusted EBITDA margin	24%	22%		24%	23%

Diluted earnings per share	$0.22	$0.17	(20)%	$0.38	$0.38	(1)%
Adjusted diluted earnings per share (1)	$0.23	$0.26	13%	$0.43	$0.53	23%

Net cash flow from operating activities	$17,416	$33,119	90%	$48,438	$49,063	1%
As percentage of adjusted EBITDA	65%	103%		94%	76%

Free cash flow from operations (1)	$13,525	$29,073	115%	$21,815	$41,099	88%
As percentage of adjusted EBITDA	51%	91%		42%	64%

_______________

(1)
See the sections below titled “Non-IFRS Financial Measures” and “Reconciliations of Non-IFRS Financial Measures” for explanations and reconciliations of non-IFRS financial measures.

Second Quarter 2025 and Recent Business Highlights

•
Advertising revenue grew 44% year-over-year to $92.9 million, representing 65% of total revenue, driven by continued strong momentum from e-commerce partners, which remained the fastest-growing vertical.
•
Search revenue grew 11% year-over-year to $49.6 million, accounting for 35% of total revenue, supported by the ongoing shift of our user base toward higher-ARPU regions.
•
Opera had 289 million average monthly active users (“MAUs”) in the quarter, with annualized average revenue per user (“ARPU”) of $1.97, an increase of 35% versus the second quarter of 2024.
•
The Opera GX gaming browser had 33 million average MAUs in the quarter across PC and mobile, up 11% year-over-year.
•
Net cash flow from operating activities was $33.1 million, representing 103% of adjusted EBITDA. At quarter-end, cash and cash equivalents totaled $133.8 million.
•
A dividend of $0.40 per share under our recurring semi-annual dividend program was announced in June and paid in July.
•
Opera Neon, a new agentic browser that rethinks the role of the browser in the coming generation of the AI agentic web, was announced for public rollout later this year.
•
MiniPay surpassed 9 million activated wallets and has processed over 250 million transactions since its launch, with a 255% activation surge in the second quarter, making it one of the fastest-growing non-custodial stablecoin wallets globally.
•
VPN Pro was revamped to offer faster speeds, reinforced privacy and security, and more locations worldwide.

Second Quarter 2025 Financial Results

All comparisons in this section are relative to the second quarter of 2024 unless otherwise stated.

Revenue increased 30% to $143.0 million.

•
Advertising revenue increased 44% to $92.9 million.
•
Search revenue increased 11% to $49.6 million.
•
Technology licensing and other revenue was $0.5 million.

Operating expenses increased 40% to $124.9 million.

•
The total amount of technology and platform fees, content cost and cost of inventory sold, all being costs of revenue, was $50.9 million, or 36% of revenue, stable versus the first quarter of 2025.
•
Personnel expenses excluding share-based compensation increased 5% to $18.7 million.
•
Share-based compensation expenses amounted to $8.8 million, a 354% increase versus $1.9 million in the second quarter of 2024. The increase follows the granting of approximately 1.9 million share-equivalent RSUs in early 2025 and front-loaded cost recognition of multi-year grants.
•
Marketing and distribution expenses increased 17% to $34.0 million, stable versus the first quarter of 2025.
•
Depreciation and amortization increased 15% to $4.6 million.
•
All other operating expenses decreased 7% to $8.0 million, mostly due to lower spend on professional services.

Operating profit was $18.1 million, representing a 13% margin, compared to an operating profit of $21.9 million and a margin of 20% in the second quarter of 2024.

Net finance loss was $0.3 million, a result of foreign exchange loss of $1.0 million, partially offset by $0.7 million in net interest income.

Income tax expense was $2.1 million, corresponding to an effective tax rate of 12%, and representing 7% of adjusted EBITDA. This compares to income tax expense of $2.8 million in the second quarter of 2024, representing 11% of adjusted EBITDA.

Net income was $15.7 million, representing a 11% margin, compared to net income of $19.3 million and a margin of 18% in the second quarter of 2024.

Adjusted net income was $23.7 million, representing a 17% margin and an increase of 14% relative to $20.8 million and a 19% margin in the second quarter of 2024.

Adjusted EBITDA was $32.1 million, representing a 22% margin and an increase of 21% relative to $26.6 million and a 24% margin in the second quarter of 2024.

Diluted earnings per share was $0.17, whereas adjusted diluted earnings per share was $0.26.

Net cash flow from operating activities was $33.1 million, or 103% of adjusted EBITDA. Free cash flow from operations was $29.1 million, or 91% of adjusted EBITDA.

Business Outlook

	Third Quarter 2025 Guidance	Full-Year 2025 Guidance
Revenue	$146 – 149 million	$585 – 597 million
Year-over-year revenue growth (1)	20%	23%
Adjusted EBITDA (2)	$34 – 36 million	$136 – 140 million
Adjusted EBITDA margin (1)	24%	23%

_______________

(1)
The percentages shown for revenue growth and adjusted EBITDA margin have been calculated based on the midpoints of the revenue and adjusted EBITDA guidance.
(2)
See the section below titled “Non-IFRS Financial Measures” for explanations of non-IFRS financial measures.

“We saw significant acceleration in our revenue in the second half of last year, followed by unprecedented sequential growth from the seasonal peak of the fourth quarter of last year into the first quarter of this year. In this most recent quarter, we saw the expansion of global opportunities offset the impact of tariff-related headwinds in the United States,” said Frode Jacobsen, CFO.

“Our rapidly scaling advertising revenue has proven to be resilient in an otherwise volatile environment. We also saw search revenue return to double-digit growth as expected, which adds to our ability to significantly raise our guidance for the year,” continued Mr. Jacobsen.

Conference Call and Webcast Information

Opera’s management will host a conference call to discuss the second quarter 2025 financial results at 8:00 a.m. ET today. The live webcast of the conference call can be accessed at our investor relations website at investor.opera.com, along with the earnings press release and financial tables. Following the call, a replay will be available at the same website.

We also provide announcements on our investor relations website at investor.opera.com regarding our financial performance and other matters, including SEC filings, press releases, slide presentations, business blog posts and information on corporate governance.

Non-IFRS Financial Measures

In addition to revenue, net income, net cash flow from operating activities and other financial measures presented in accordance with IFRS Accounting Standards, we use adjusted net income, adjusted EBITDA, adjusted diluted earnings per share and free cash flow from operations to manage our business, make planning decisions, evaluate our performance, and allocate resources. We believe adjusted net income, adjusted EBITDA and adjusted diluted earnings per share provide meaningful supplemental information regarding our financial performance by excluding certain items that may not be indicative of recurring core business operating results. We believe free cash flow from operations provides useful information regarding our ability to generate cash from business operations that is available for acquisitions and other investments, and for distributions to our shareholders, even though free cash flow from operations does not represent the residual cash flow available for discretionary expenditures.

We define adjusted net income as net income excluding (i) profit (loss) from discontinued operations, (ii) gain (loss) on investments in unconsolidated entities, (iii) non-recurring expenses, (iv) impairment of non-financial assets, (v) amortization of acquired intangible assets, (vi) share-based compensation expenses, and (vii) the income tax effect of these adjustments. Adjusted net income margin is calculated as adjusted net income divided by revenue, whereas adjusted diluted earnings per share is calculated as adjusted net income divided by the diluted weighted average number of shares outstanding.

We define adjusted EBITDA as net income excluding (i) profit (loss) from discontinued operations, (ii) income tax expense, (iii) net finance income (expense), (iv) gain (loss) on long-term investments in unconsolidated entities, (v) non-recurring expenses, (vi) impairment of non-financial assets, (vii) depreciation and amortization, (viii) share-based compensation expenses, and (ix) other operating income. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by revenue.

We define free cash flow from operations as net cash flows from (used in) operating activities less (i) purchases of fixed and intangible assets, (ii) development expenditure and (iii) payment of lease liabilities.

We believe the non-IFRS financial measures defined above are useful to investors both because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and because they are used by our institutional investors and the analyst community to help them analyze the health of our business. However, these non-IFRS financial measures should not be considered substitutes for, or superior to, the financial information presented in accordance with IFRS Accounting Standards. Our calculations of adjusted net income, adjusted EBITDA, adjusted diluted earnings per share and free cash flow from operations may differ from similarly-titled non-IFRS measures, if any, reported by our peers. In addition, the non-IFRS financial measures may be limited in their usefulness because they do not present the full economic effects of certain items of income, expenses and cash flows. We compensate for these limitations by providing reconciliations of our non-IFRS financial measures to the most closely related financial measures in IFRS Accounting Standards in the section titled “Reconciliations of Non-IFRS Financial Measures” included at the end of this earnings press release. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view our reported non-IFRS financial measures in conjunction with net income and net cash flow from operating activities.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “seek,” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which it operates. Potential risks and uncertainties include, but are not limited to, those relating to: implementations of tariffs and other trade-limiting policies, the duration and development of international wars and conflicts, such as in Ukraine and the Middle East, and related economic sanctions, as well as resulting changes in consumer behaviors; the outcome of regulatory processes or litigation involving the Company or its business partners; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company’s expectations regarding demand for and market acceptance of its brands, platforms and services; Company’s expectations regarding changes in its user base, user retention and level of engagement; changes in consumer behavior, for example from increased adoption of AI powered services; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies, products and services and/or upgrade its existing technologies, products and services; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which the Company has business. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across all devices. Hundreds of millions use the Opera web browsers for their unique and secure features on their mobile phones and desktop computers. Founded in 1995, and headquartered in Oslo, Norway, Opera is a public company listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download the Opera web browser and access other Opera products from opera.com. Learn more about Opera at investor.opera.com.

Contacts

Investor relations:

Matthew Wolfson

investor-relations@opera.com

Media:

press-team@opera.com

Opera Limited

Consolidated Statement of Operations

(In thousands, except per share amounts, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2025	2024	2025
Revenue	$109,734	$142,962	$211,605	$285,678
Other operating income	1,281	18	1,624	1
Operating expenses:
Technology and platform fees	(1,893)	(2,290)	(5,656)	(4,527)
Content cost	(901)	(1,517)	(1,871)	(2,439)
Cost of inventory sold	(24,862)	(47,055)	(44,147)	(94,588)
Personnel expenses excluding share-based compensation	(17,848)	(18,657)	(34,163)	(36,225)
Share-based compensation expenses	(1,932)	(8,764)	(4,542)	(14,764)
Marketing and distribution expenses	(29,026)	(33,994)	(58,491)	(68,198)
Credit loss expense	143	166	207	6
Depreciation and amortization	(4,012)	(4,634)	(7,083)	(9,067)
Impairment of non-financial assets	—	(605)	—	(1,338)
Other operating expenses	(8,741)	(7,521)	(15,965)	(15,354)
Total operating expenses	(89,072)	(124,870)	(171,711)	(246,496)
Operating profit	21,943	18,109	41,518	39,184
Share of net loss of equity-accounted investees	—	(8)	—	(15)
Net finance income (expense):
Finance income	936	894	1,799	1,572
Finance expense	(173)	(223)	(315)	(343)
Net foreign exchange gain (loss)	(578)	(1,009)	(1,405)	(1,845)
Net finance income (expense)	185	(338)	79	(615)
Income before income taxes	22,128	17,763	41,596	38,553
Income tax expense	(2,825)	(2,087)	(7,454)	(4,595)
Net income attributable to Opera shareholders	$19,303	$15,676	$34,142	$33,959

Earnings per share:
Basic	$0.22	$0.18	$0.39	$0.38
Diluted	$0.22	$0.17	$0.38	$0.38
Weighted-average number of shares outstanding:
Basic	88,458	89,505	88,455	89,495
Diluted	89,315	90,316	89,303	90,305

Opera Limited

Consolidated Statement of Comprehensive Income

(In thousands, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2025	2024	2025
Net income	$19,303	$15,676	$34,142	$33,959
Other comprehensive income (loss):
Items that may be reclassified to the Statement of Operations:
Exchange differences on translation of foreign operations	81	1,960	(165)	3,113
Other comprehensive income (loss)	81	1,960	(165)	3,113
Total comprehensive income attributable to Opera shareholders	$19,384	$17,636	$33,978	$37,072

Opera Limited

Consolidated Statement of Financial Position

(In thousands, unaudited)

	As of December 31,	As of June 30,
	2024	2025
Assets:
Property and equipment	$34,058	$33,949
Goodwill	429,742	430,504
Intangible assets	97,509	98,232
Investment in OPay	258,300	258,300
Equity-accounted investments	1,248	2,483
Other non-current investments and financial assets	1,760	1,925
Deferred tax assets	1,063	1,290
Total non-current assets	823,681	826,683
Trade receivables	92,823	96,772
Other current receivables	4,560	6,515
Cash and cash equivalents	126,797	133,823
Other current assets	7,724	5,894
Total current assets	231,904	243,005
Total assets	$1,055,585	$1,069,688

Equity:
Share capital	$18	$18
Additional paid-in capital	647,212	611,818
Treasury shares	(238,815)	(238,815)
Retained earnings	536,623	584,566
Foreign currency translation reserve	(4,938)	(1,825)
Total equity attributable to Opera shareholders	940,100	955,761
Liabilities:
Non-current lease liabilities	5,631	5,253
Deferred tax liabilities	8,689	8,486
Other non-current liabilities	71	10
Total non-current liabilities	14,391	13,750
Trade and other payables	75,285	79,179
Current lease liabilities	3,955	4,473
Income tax payable	3,190	2,488
Deferred revenue	5,441	4,165
Other current liabilities	13,222	9,871
Total current liabilities	101,093	100,177
Total liabilities	115,484	113,927
Total equity and liabilities	$1,055,585	$1,069,688

Opera Limited

Consolidated Statement of Changes in Equity

(In thousands, except number of shares, unaudited)

For the six months ended June 30, 2024:

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity attributable to Opera shareholders
As of January 1, 2024	87,518,284	$18	$717,610	$(238,815)	$445,164	$(4,127)	$919,850
Net income	—	—	—	—	34,142	—	34,142
Other comprehensive loss	—	—	—	—	—	(165)	(165)
Cost of equity awards, net of tax	—	—	—	—	3,625	—	3,625
Issuance of shares upon exercise of equity awards	947,495	—	—	—	—	—	—
Dividends	—	—	(35,007)	—	—	—	(35,007)
As of June 30, 2024	88,465,779	$18	$682,603	$(238,815)	$482,931	$(4,292)	$922,445

For the six months ended June 30, 2025:

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity attributable to Opera shareholders
As of January 1, 2025	88,480,154	$18	$647,212	$(238,815)	$536,623	$(4,938)	$940,100
Net income	—	—	—	—	33,959	—	33,959
Other comprehensive income	—	—	—	—	—	3,113	3,113
Cost of equity awards, net of tax	—	—	—	—	13,984	—	13,984
Issuance of shares upon exercise of equity awards	1,033,137	—	—	—	—	—	—
Dividends	—	—	(35,395)	—	—	—	(35,395)
As of June 30, 2025	89,513,291	$18	$611,818	$(238,815)	$584,566	$(1,825)	$955,761

Opera Limited

Consolidated Statement of Cash Flows

(In thousands, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2025	2024	2025
Cash flows from operating activities:
Income before income taxes	$22,128	$17,763	$41,596	$38,553
Adjustments to reconcile income before income taxes to net cash flow from operating activities:
Net finance (income) expense	(185)	338	(79)	615
Share of net loss of equity-accounted investees	—	8	—	15
Impairment of non-financial assets	—	605	—	1,338
Depreciation and amortization	4,012	4,634	7,083	9,067
Cost of equity awards	2,064	8,259	4,222	14,020
Other adjustments	1,167	(374)	589	(945)
Changes in working capital:
Trade and other receivables	(1,759)	5,311	6,532	(5,723)
Other current assets	1,227	182	1,324	619
Trade and other payables	276	8,630	746	1,937
Deferred revenue	(2,573)	(226)	(5,142)	(1,276)
Other liabilities	(4,920)	(6,552)	(4,251)	(3,411)
Income taxes paid	(4,019)	(5,460)	(4,182)	(5,747)
Net cash flow from operating activities	17,416	33,119	48,438	49,063
Cash flows from investing activities:
Purchase of equipment	(1,232)	(389)	(21,466)	(985)
Development expenditure	(1,729)	(2,476)	(3,120)	(4,707)
Investment in an associate	—	—	—	(1,250)
Sale of long-term investments	500	—	500	—
Interest received	869	894	1,644	1,572
Net cash flow used in investing activities	(1,592)	(1,971)	(22,441)	(5,370)
Cash flows from financing activities:
Dividends paid	—	—	(9,874)	(35,395)
Repayment of borrowings	111	—	—	—
Payment of lease liabilities	(930)	(1,181)	(2,038)	(2,272)
Interest paid	(130)	(189)	(272)	(309)
Net cash flow used in financing activities	(949)	(1,370)	(12,184)	(37,976)
Net change in cash and cash equivalents	14,876	29,777	13,814	5,717
Cash and cash equivalents at beginning of period	91,338	103,546	93,863	126,797
Effect of exchange rate changes on cash and cash equivalents	(1,858)	500	(3,320)	1,308
Cash and cash equivalents at end of period	$104,356	$133,823	$104,356	$133,823

Opera Limited

Supplemental Financial Information

(In thousands, unaudited)

Revenue

The following table presents revenue disaggregated by type:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2025	2024	2025
Advertising	$64,631	$92,896	$123,279	$188,502
Search	44,547	49,585	87,686	96,172
Technology licensing and other revenue	556	480	640	1,004
Total revenue	$109,734	$142,962	$211,605	$285,678

Share-based Compensation Expenses

The table below presents the amounts of share-based compensation expenses:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2025	2024	2025
Cost of Opera-granted awards	$(636)	$(6,990)	$(1,415)	$(14,288)
Cost of parent-granted awards (1)	(1,430)	(1,269)	(2,809)	268
Total cost of equity awards	(2,066)	(8,259)	(4,224)	(14,020)
Social security contributions for Opera-granted awards	134	(504)	(318)	(744)
Total share-based compensation expenses	$(1,932)	$(8,764)	$(4,542)	$(14,764)

_______________

(1)
Kunlun, the majority shareholder of Opera, has granted equity awards to Opera employees as compensation for services provided to Opera. Opera does not have any obligation to settle the awards granted by Kunlun and such awards do not lead to dilution for Opera shareholders.

Other Operating Expenses

The table below presents the items of other operating expenses:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2025	2024	2025
Hosting	$(2,809)	$(3,240)	$(5,817)	$(6,170)
Audit, legal and other advisory services	(2,588)	(1,699)	(4,188)	(3,902)
Software license fees	(1,211)	(836)	(2,452)	(1,675)
Rent and other office expenses	(576)	(506)	(1,172)	(1,137)
Travel	(517)	(512)	(947)	(1,011)
Other	(1,042)	(727)	(1,390)	(1,460)
Total other operating expenses	$(8,741)	$(7,521)	$(15,965)	$(15,354)

Opera Limited

Reconciliations of Non-IFRS Financial Measures

(In thousands, except per share amounts, unaudited)

The following table presents a reconciliation of adjusted net income to net income:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2025	2024	2025
Net income	$19,303	$15,676	$34,142	$33,959
Add (deduct):
Share of net loss of equity-accounted investees	—	8	—	15
Impairment of non-financial assets	—	605	—	1,338
Amortization of acquired intangible assets	645	645	1,290	1,290
Share-based compensation expenses	1,932	8,764	4,542	14,764
Income tax effect on adjustments	(1,107)	(1,975)	(1,524)	(3,489)
Adjusted net income	$20,773	$23,723	$38,450	$47,878
Diluted weighted-average number of shares outstanding	89,315	90,316	89,303	90,305
Adjusted diluted earnings per share	$0.23	$0.26	$0.43	$0.53

The following table is a reconciliation of adjusted EBITDA to net income:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2025	2024	2025
Net income	$19,303	$15,676	$34,142	$33,959
Add (deduct):
Income tax expense	2,825	2,087	7,454	4,595
Net finance (income) expense	(185)	338	(79)	615
Share of net loss of equity-accounted investees	—	8	—	15
Impairment of non-financial assets	—	605	—	1,338
Depreciation and amortization	4,012	4,634	7,083	9,067
Share-based compensation expenses	1,932	8,764	4,542	14,764
Other operating income	(1,281)	(18)	(1,624)	(1)
Adjusted EBITDA	$26,606	$32,094	$51,519	$64,352

The table below reconciles free cash flow from operations to net cash flow from operating activities:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2025	2024	2025
Net cash flow from operating activities	$17,416	$33,119	$48,438	$49,063
Deduct:
Purchase of equipment	(1,232)	(389)	(21,466)	(985)
Development expenditure	(1,729)	(2,476)	(3,120)	(4,707)
Payment of lease liabilities	(930)	(1,181)	(2,038)	(2,272)
Free cash flow from operations	$13,525	$29,073	$21,815	$41,099